UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ZIPREALTY, INC.

(Name of Subject Company)

ZIPREALTY, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98974V 107

(CUSIP Number of Class of Securities)

Charles C. Baker

President and Chief Executive Officer

ZipRealty, Inc.

2000 Powell Street, Suite 300

Emeryville, CA 94608

(510) 735-2600

With copies to:

Brett Cooper

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ZipRealty, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Honeycomb Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Realogy Group LLC, a Delaware limited liability company (“Realogy”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $6.75 per Share, net to the seller thereof in cash, without interest (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Realogy and Purchaser with the SEC on July 16, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below and should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. Any page references in the information below are to pages in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the text below under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger” on page 10 after the paragraph added in Amendment No. 1 to the Schedule 14D-9 beginning “The confidentiality agreements with potential acquirers . . .”:

As previously disclosed, the confidentiality agreements with potential acquirers contained a standstill and, nearly all, also contained a no-ask, no-waiver provision. The Company, with Realogy’s consent, sent each of the parties to the confidentiality agreements who remained subject to the standstill, an email affirmatively waiving the no-ask, no-waiver provisions, thus permitting those parties to request a waiver of the standstill in order to make a superior proposal consistent with Section 7.04 of the Merger Agreement. Those notices were sent by email on July 25, 2014.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of the last paragraph under the heading “Additional Information—Regulatory Approvals—Antitrust”:

On July 25, 2014, the Company was informed that the FTC has granted early termination of the waiting period under the HSR Act. As a result, the applicable condition to the Offer with respect to the HSR Act has been satisfied.

Item 8 of the Schedule 14D-9 is hereby supplemented by adding the text below on page 37 after the paragraph added in Amendment No. 1 to the Schedule 14D-9 beginning “Also, on July 22, 2014, a putative lawsuit . . .” under the heading “Certain Litigation”:

On July 25, 2014, a putative class action lawsuit was filed by Maryann Trezoik, on behalf of herself and all similarly situated stockholders of the Company, in the Court of Chancery of the State of Delaware, captioned Trezoik v. ZipRealty, Inc. et al., against the Company, Realogy Holdings Corp., Realogy, Purchaser and members of the Company Board, challenging the Proposed Transaction. The lawsuit claims, among other things, that the members of the Company Board breached their fiduciary duties by allegedly failing to maximize stockholder value in connection with the Proposed Transaction, by engaging in a sale process that allegedly favored Realogy, by agreeing to allegedly preclusive deal protection measures and by omitting allegedly material information from the Company’s Schedule 14D-9. The lawsuit further claims that the Company, Realogy Holdings Corp., Realogy and Purchaser aided and abetted these alleged breaches of fiduciary duties. The lawsuit seeks, among other things, class certification, a declaration that the defendants have breached their fiduciary duties or aided and abetted such breaches, a declaration that the proposed transaction is unfair, unjust and inequitable, preliminary and permanent injunctions prohibiting the consummation of the proposed transaction at unfair or inequitable prices, rescission or rescissory damages in the event the proposed transaction is consummated, damages resulting from the alleged wrongdoing of the defendants, costs and disbursements and any other relief the Court may deem just and proper.

The outcome of these matters cannot be predicted with any certainty. The Company believes that these actions have no merit and intends to defend vigorously against them.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZipRealty, Inc.

Dated: July 25, 2014	By:	/s/ Samantha Harnett
	Name:	Samantha Harnett
	Title:	General Counsel

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